K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

June 16, 2022

VIA EDGAR

Mr. Daniel Greenspan, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nushares ETF Trust

File Nos. 333-212032 and 811-23161

Dear Mr. Greenspan:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on May 18, 2022, related to Post-Effective Amendment No. 79 (“PEA No. 79”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 6, 2022, for the purpose of registering shares of the Nuveen Global Net Zero Transition ETF (the “Fund”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please confirm that any fees related to purchases and redemption are excluded from the Fund’s fee table.

Response: Confirmed.

2.

Comment: The Staff notes that, in the first paragraph of the Fund’s principal investment strategy, the Fund uses certain terminology and phrases that may be open to interpretation by investors, such as “positive material impact,” “credible,” “meaningful,” and “committed to.” To the extent practicable, and without burdening the

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Mr. Daniel Greenspan, Esq.

June 16, 2022

disclosure with quantitative metrics with little practical value to investors, please revise this disclosure to provide more transparency, additional detail, and greater precision with respect to the Fund’s investment parameters.

Response: The Registrant has revised the Fund’s principal investment strategy to provide more transparency, additional detail, and greater precision with respect to the Fund’s investment process. In particular, the Registrant has deleted the first and last sentences of the first paragraph of the Fund’s principal investment strategy in their entirety and replaced them with the following:

The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to provide capital appreciation and, under normal market conditions, invests at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in equity securities of companies that the sub-adviser believes will have a positive impact on the carbon economy through their current and/or planned efforts to reduce global greenhouse gas emissions, which, in turn, will contribute to the overall transition to a net zero economy (“Net Zero Transition Companies”).

The Fund attempts to achieve its investment objective by investing in a diversified portfolio of global securities comprised of Net Zero Transition Companies, which include companies that (i) are following third-party validated carbon reduction plans, (ii) have publicly expressed to shareholders their intentions to reduce carbon emissions, (iii) are high carbon emitters whose carbon reductions may contribute to real-world emissions decline, or (iv) employ disruptive technology with the intention of supporting climate mitigation.

3.

Comment: The Staff notes the inclusion of “Global” in the Fund’s name as well as the penultimate sentence of the Fund’s principal investment strategy, which states: “Under normal circumstances, the Fund will invest at least 40% of its net assets in securities of non-U.S. issuers and, in any case, will invest at least 30% of its net assets in such issuers.” Please revise this sentence to change “in any case” to “only in times of unfavorable market conditions” or something similar.

Response: The Registrant has made the requested change. The penultimate sentence of the Fund’s principal investment strategy has been deleted in its entirety and replaced with the following:

Mr. Daniel Greenspan, Esq.

June 16, 2022

Under normal market conditions, the Fund will invest at least 40% of its net assets in the securities of non-U.S. issuers. If, however, market conditions are deemed unfavorable, the Fund will invest at least 30% of its net assets in the securities of non-U.S. issuers.

4.

Comment: If applicable, please disclose whether the Adviser, in selecting the Fund’s holdings, references or makes use of data obtained from ESG or third-party rating organizations or ESG indices. If so, please disclose this information in the Fund’s principal investment strategy to the extent doing so does not encroach upon proprietary information.

Response: In selecting the Fund’s holdings, the sub-adviser may use third-party data sources to measure a company’s greenhouse gas emissions and determine if companies have violated the United Nations Global Compact or are involved in certain activities, e.g., manufacturing civilian firearms, nuclear weapons, cluster munitions, etc. Although the Fund does not hold itself as an ESG fund, nor does it reference “ESG” in its name or elsewhere in its Prospectus, the aforementioned criteria could be characterized as ESG criteria. Accordingly, the Registrant has added the following as the penultimate paragraph of the Fund’s principal investment strategy:

The Fund may use third-party data sources to determine if companies are involved in any of the above activities.

5.

Comment: Please explain if an investment’s alignment with the Fund’s carbon reduction goal is the exclusive factor that determines whether the investment is selected by the Adviser as a Fund holding. If not, and there are other factors, please describe those factors more explicitly in the Fund’s principal investment strategy.

Response: The Fund’s investment objective is “to seek a favorable long-term total return, mainly through capital appreciation,” and the Fund seeks to achieve this objective by pursuing an investment strategy focused on Net Zero Transition Companies. Although a company’s alignment with the Fund’s carbon reduction goal is an important consideration, it is not the exclusive factor. When determining whether an investment is selected as a Fund holding, the sub-adviser considers a company’s carbon reduction goals, but it also conducts an analysis of each company’s balance sheet and considers various fundamental factors, such as a company’s return on capital and free cash flow. Accordingly, the Fund’s principal investment strategy has been revised to reflect the most notable fundamental factors.

Mr. Daniel Greenspan, Esq.

June 16, 2022

6.

Comment: Please explain whether the Fund’s carbon reduction goals are prioritized over, equal in importance to, or secondary to Fund returns. Consider adding disclosure to the Fund’s principal investment strategy to clarify the relationship between the Fund’s carbon reduction goals and Fund returns.

Response: The Fund’s priority is to achieve its investment objective (i.e., favorable long-term total return), and the Fund pursues its objective by investing in “a diversified portfolio of global securities comprised of Net Zero Transition Companies.” As noted in our response to Comment 5, the sub-adviser considers a company’s carbon reduction goals as well as other fundamental factors in seeking to achieve its investment objective. Although the Fund also seeks to lower the carbon intensity of its portfolio on an annual basis, with the goal of seeking to ultimately reach a net zero greenhouse gas emissions portfolio in the aggregate by 2050, this goal will not be prioritized over the Fund’s investment objective. Accordingly, the Registrant has added the following sentence to the end of the second paragraph of the Fund’s principal investment strategy:

The Fund’s goal of achieving a net zero greenhouse gas emissions portfolio in the aggregate by 2050 may conflict with the Fund’s primary objective of seeking favorable long-term total return, and there is no assurance that the Fund will be able to reach its goal.

7.

Comment: Please disclose how the Adviser intends to conduct due diligence so as to monitor and measure whether Net Zero Transition Companies are having a positive material impact on the carbon economy and/or effectively contributing to the transition to a net zero economy. If the Adviser does not continuously monitor and measure companies’ progress with respect to these goals, please disclose this clearly in the Fund’s principal investment strategy.

Response: The Adviser will engage with portfolio companies on a recurring basis, in addition to using third-party data sources and public disclosure documents, to track a company’s decarbonization progress over time. Accordingly, the Registrant has added the following sentence to the end of the first paragraph of the Fund’s principal investment strategy:

The sub-adviser will monitor the decarbonization progress of the Net Zero Transition Companies in the Fund’s portfolio and determine, on an ongoing basis, based on third-party data and public disclosure documents, whether a company continues to qualify as a Net Zero Transition Company.

Mr. Daniel Greenspan, Esq.

June 16, 2022

8.

Comment: In the Fund’s principal investment strategy, consider providing a hyperlink or cross-reference to a website used by the Fund to track the progress of its portfolio companies as they seek to reduce carbon emissions and contribute to the net zero economy transition. In the alternative, consider enhancing the strategy disclosure to apprise investors how they can keep informed about the carbon reduction progress of the Fund’s portfolio companies.

Response: Currently, the Registrant does not have a specific website that can be used by investors to track the decarbonization progress of the Fund’s portfolio companies. Accordingly, the Registrant has not added a hyperlink or cross-reference to the Fund’s principal investment strategy. However, the Registrant intends to develop marketing materials for the Fund, in the future, that will disclose to investors certain information related to Net Zero Transition Companies’ current and historical carbon emission footprints, overall decarbonization trends, and examples of the Adviser’s engagement of Net Zero Transition Companies during the prior period. Once these marketing materials are developed, the Registrant will consider whether it is appropriate to update the Fund’s principal investment strategy so as to cross-reference or hyperlink this information.

9.

Comment: Please disclose under “Market Trading Risks” that all or some portion of the Fund’s underlying securities trade on overseas markets that are closed when the Fund trades in the domestic market and describe how that impacts the difference between the Fund’s market price and NAV.

Response: The Registrant has made the requested change.

10.

Comment: Please confirm that each of the investments described under “Portfolio Holdings” in Item 9 of the Prospectus should be included in the principal investment strategy of the Fund, unless otherwise noted. Please confirm all principal investment strategies of the Fund are described in the Fund’s Item 4 principal investment strategy.

Response: The Registrant confirms that the Item 4 description of the principal investment strategy describes all of the securities and investments in which the Fund will invest as part of its principal investment strategy. The Registrant further notes that, under the “Portfolio Holdings” section, the descriptions of “Derivatives” and “Investment Companies and Other Pooled Investment Vehicles” indicate clearly that these investments relate solely to the Fund’s “non-principal investment strategy.” To clarify this point further, the Registrant has added the following as the first sentence under the “Portfolio Holdings” section:

Mr. Daniel Greenspan, Esq.

June 16, 2022

Under normal market conditions, the Fund invests in U.S. and non-U.S. equity securities as part of its principal investment strategy, but the Fund may also invest in derivatives, investment companies and other pooled investment vehicles as part of its non-principal investment strategy.

Statement of Additional Information (“SAI”)

11.

Comment: The Staff notes that the Fund has adopted the ISS Proxy Voting Guidelines to provide guidance to the Fund’s sub-adviser with respect to general voting policies. Please disclose how the Fund will approach ESG proxy issues for portfolio companies.

Response: The Registrant notes that although the Fund invests in Net Zero Transition Companies and avoids weapons manufacturers and companies that violate the United National Global Compact, the Fund does not apply other ESG criteria to its selection of portfolio holdings, nor does the Fund reference ESG investing in the Prospectus. Further, the SAI does not state that proxies are voted in accordance with specific ESG principles; instead, the SAI states that the Fund’s sub-adviser “reviews and frequently follows ISS recommendations” except when the sub-adviser “believes that specific ISS recommendations are not in the best economic interest of the Fund.” Appendix A to the SAI includes the ISS United States Proxy Voting Guidelines. The SAI also includes a hyperlink to the ISS Proxy Voting Guidelines. These Guidelines provide specific details regarding the considerations that inform ISS recommendations with respect to each proxy voting matter, including, but not limited to, ESG issues. With that said, the Registrant believes that the SAI disclosure as well as these Guidelines provide investors with sufficient information to oversee the manner in which the Fund votes proxies. Further, the Registrant does not believe that a fund that integrates a net zero transition strategy, or an ESG strategy, is subject to heightened scrutiny regarding its proxy voting policies and procedures. While a net zero transition strategy, or an ESG strategy, may determine whether a fund invests or does not invest in certain securities based on various ESG factors, neither strategy obligates the fund to vote proxies in a certain way or require the fund to act in a manner more consistent with ESG values than other funds. While funds with net zero transition or ESG strategies may elect to incorporate ESG considerations into their proxy voting guidelines and disclose this to investors, the Registrant does not believe there is any requirement for such fund to provide additional information regarding ESG proxy voting in its disclosure.

*   *   *   *   *

Mr. Daniel Greenspan, Esq.

June 16, 2022

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070 or John McGuire at (202) 373-6799.

Sincerely, /s/ K. Michael Carlton K. Michael Carlton cc: W. John McGuire, Esq. Diana Gonzalez, Esq.